MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

MANAGEMENT’S DISCUSSION and ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (MD&A)

for the three and nine-month periods ended September 30, 2016

Throughout this MD&A, Eldorado, we, us, our and the Company mean Eldorado Gold Corporation.

This quarter means the third quarter of 2016. All dollar amounts are in United States dollars unless stated otherwise.

The information in this MD&A is as of October 27, 2016 unless otherwise stated. You should also read our audited consolidated financial statements for the year ended December 31, 2015 prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) and the unaudited condensed consolidated financial statements for the three and nine-month periods ended September 30, 2016 prepared in accordance with International Accounting Standard (IAS) 34 – “Interim Financial Reporting”. We file our financial statements and MD&A with appropriate regulatory authorities in Canada and the United States. You can find more information about Eldorado, including our Annual Information Form, on SEDAR at www.sedar.com.

About Eldorado

Based in Vancouver, Canada, Eldorado owns and operates gold mines around the world. Its activities involve all facets of the gold mining industry including exploration and evaluation, development, production and reclamation.

Operating gold mines:

•	Kisladag, in Turkey (100%)
•	Efemcukuru, in Turkey (100%)
•	Tanjianshan, in China (90%)
•	White Mountain, in China (95%)

Gold projects:

•	Skouries, in Greece (95%)
•	Olympias, in Greece (95%)
•	Perama Hill, in Greece (100%)
•	Sapes, in Greece (100%)
•	Certej, in Romania (81%)
•	Eastern Dragon, in China (75%)
•	Tocantinzinho, in Brazil (100%)

Other mines:

•	Vila Nova – iron ore, in Brazil (100%) – on care and maintenance
•	Stratoni – silver, lead, zinc, in Greece (95%)

Eldorado’s common shares are listed on the following exchanges:

•	Toronto Stock Exchange (TSX) under the symbol ELD
•	New York Stock Exchange (NYSE) under the symbol EGO

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

Third Quarter Summary Results

Select consolidated financial information and corporate developments

•	Profit attributable to shareholders of the Company was $20.7 million ($0.03 per share) in the third quarter of 2016, compared to a loss attributable to shareholders of the Company of $96.1 million ($0.13 per share) in the third quarter of 2015.
•	Gold revenues in the third quarter of 2016, including sales from discontinued operations, were $156.0 million (2015: $206.2 million) on sales of 116,882 ounces of gold at an average realized gold price of $1,335 per ounce (2015: 182,124 ounces at $1,132 per ounce).
•	During the quarter the Company sold its interest in Jinfeng for proceeds of $295.9 million, net of taxes and other closing adjustments. The Company recorded a $3.1 million post-tax loss in discontinued operations on the sale during the quarter, in addition to the $204.3 million post-tax loss on re-measurement to fair value of Jinfeng recorded in the second quarter this year in accordance with IFRS 5. (1) The Company expects its remaining Chinese assets to be sold in mid to late November 2016.
•	At quarter-end the Company reported liquidity of $652.4 million, including $412.4 million in cash, cash equivalents and term deposits, and $240.0 million in undrawn lines of credit. Cash of $42.8 million reported under “Assets held for sale” in the balance sheet is included in the cash figure above, and is expected to be included in the proceeds from the sale of the remaining Chinese assets.

Select performance measures (2)

•	Gold production of 117,782 ounces (2015: 183,226 ounces).
•	Cash operating costs averaged $566 per ounce (2015: $552 per ounce).
•	All-in sustaining cash costs averaged $890 per ounce (2015: $835 per ounce).
•	Gross profit from gold mining operations of $64.6 million (2015: $53.1 million).
•	Adjusted net earnings of $33.5 million ($0.05 per share) compared to an adjusted net loss of $4.0 million ($0.01 loss per share) in 2015.
•	Cash generated from operating activities of continuing operations before changes in non-cash working capital was $40.5 million (2015: $16.2 million).
(1)	In accordance with the requirements of IFRS 5 – “Non-current assets held for sale and discontinued operations”, the Company’s China segment has been classified as a discontinued operation for the three and nine-month periods ended September 30, 2016, and accordingly the 2015 comparative information has been restated. Except where indicated, the financial and performance information presented in this MD&A includes discontinued operations.
(2)	Throughout this MD&A we use cash operating cost per ounce, total cash costs per ounce, all-in sustaining cost per ounce, gross profit from gold mining operations, adjusted net earnings, and cash flow from operating activities before changes in non-cash working capital as additional measures of Company performance. These are non-IFRS measures. Please see page 10 for an explanation and discussion of these non-IFRS measures.

Outlook

Full year production is projected to be 495,000 ounces of gold with average cash operating costs for commercial production of $575 per ounce and all-in sustaining cash costs of $915 per ounce compared with previous guidance of 570,000 ounces at average cash operating costs of $595 per ounce and all-in sustaining cash costs of $930 per ounce. Capital spending is forecast to be $80.0 million in sustaining capital and $230.0 million in new project development compared with previous guidance of $95.0 million and $250.0 million respectively. The outlook includes production and capital spending from Jinfeng through September 6, 2016, and from its other Chinese mines through mid-November 2016, when these assets are expected to be sold. The previous guidance assumed production and capital spending from the Company’s Chinese mines through year end.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

Summarized Financial Results

Continuing operations

Summarized financial results from continuing operations– millions, except where noted	3 months ended September 30,		9 months ended September 30,
	2016	2015	2016	2015
Revenues	$116.2	$112.4	$318.0	$370.1
Gold revenues	$98.4	$107.2	$287.2	$340.8
Gold sold (ounces)	73,740	95,913	226,346	289,747
Average realized gold price (per ounce)	$1,334	$1,118	$1,269	$1,176
Cash operating costs (per ounce sold)	$468	$527	$492	$542
Total cash cost (per ounce sold)	$486	$539	$509	$557
All-in sustaining cash cost (per ounce sold)	$777	$787	$816	$787
Gross profit from gold mining operations	$45.8	$35.0	$119.2	$123.2

Including discontinued operations

Summarized financial results including discontinued operations– millions, except where noted	3 months ended September 30,		9 months ended September 30,
	2016	2015	2016	2015
Gold revenues	$156.0	$206.2	$478.6	$634.4
Gold sold (ounces)	116,882	182,124	378,439	534,000
Average realized gold price (per ounce)	$1,335	$1,132	$1,265	$1,188
Cash operating costs (per ounce sold)	$566	$552	$593	$547
Total cash cost (per ounce sold)	$607	$609	$640	$601
All-in sustaining cash cost (per ounce sold)	$890	$835	$904	$819
Gross profit from gold mining operations	$64.6	$53.1	$159.2	$191.7
Adjusted net earnings/(loss)	$33.5	($4.0)	$44.6	$32.5
Net profit (loss) attributable to shareholders of the Company	$20.7	($96.1)	($311.6)	($302.9)
Earnings (loss) per share attributable to shareholders of the Company – Basic (per share)	$0.03	($0.13)	($0.43)	($0.42)
Earnings (loss) per share attributable to shareholders of the Company – Diluted (per share)	$0.03	($0.13)	($0.43)	($0.42)

Review of the quarterly financial results

Profit attributable to shareholders of the Company was $20.7 million (or $0.03 per share) for the quarter compared with a loss of $96.1 million (or $0.13 per share) in the third quarter of 2015. The Company recorded non-cash charges to income tax expense of $84.4 million during the third quarter of 2015 mostly related to a change in the corporate income tax rate in Greece and the impact of foreign exchange movements. The loss reported in 2015 was also impacted by mine standby costs in Greece of $7.0 million.

Gross profit from mining operations, including discontinued operations, increased year over year. While gold sales volumes fell, gross profit margins increased. The average realized price of gold increased $203 per ounce. In addition, at Jinfeng and White Mountain gross margins were higher year over year partly due to the suspension of depreciation, depletion and amortization expense, as a result of the application of IFRS 5 – “Non-current assets held for sale and discontinued operations”, from the date the assets and liabilities were classified as discontinued.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

Operations Update

	3 months ended September 30,		9 months ended September 30,
CONTINUING OPERATIONS:	2016	2015	2016	2015
Kisladag
Gross profit – gold mining operations (millions)	$35.1	$26.4	$86.1	$98.2
Ounces produced	49,270	69,672	151,570	216,706
Cash operating costs (per ounce sold)	$425	$548	$481	$553
Total cash cost (per ounce sold)	$441	$558	$498	$568
Efemcukuru
Gross profit – gold mining operations (millions)	$10.7	$8.6	$33.2	$25.0
Ounces produced	24,229	27,123	75,151	76,048
Cash operating costs (per ounce sold)	$554	$472	$514	$507
Total cash cost (per ounce sold)	$578	$487	$533	$524
Olympias
Ounces produced from tailings retreatment	0(1)	2,989	2,774	11,418
SUBTOTAL: CONTINUING OPERATIONS
Gross profit – gold mining operations (millions)	$45.8	$35.0	$119.2	$123.2
Ounces produced	73,499	99,784	229,495	304,172
Cash operating costs (per ounce sold)	$468	$552	$492	$547
Total cash cost (per ounce sold)	$486	$609	$509	$601
DISCONTINUED OPERATIONS:
Tanjianshan
Gross profit – gold mining operations (millions)	$0.6	$11.3	$3.2	$30.1
Ounces produced	10,401	29,055	38,354	80,755
Cash operating costs (per ounce sold)	$797	$450	$829	$435
Total cash cost (per ounce sold)	$909	$612	$992	$602
Jinfeng
Gross profit – gold mining operations (millions)	$11.5	$7.1	$22.5	$31.6
Ounces produced	19,907(2)	38,028	68,195(2)	112,948
Cash operating costs (per ounce sold)	$639	$639	$705	$566
Total cash cost (per ounce sold)	$733	$719	$791	$651
White Mountain
Gross profit – gold mining operations (millions)	$6.7	($0.3)	$14.3	$6.8
Ounces produced	13,975	16,359	46,837	55,925
Cash operating costs (per ounce sold)	$811	$761	$725	$699
Total cash cost (per ounce sold)	$851	$799	$765	$738
TOTAL INCLUDING DISCONTINUED OPERATIONS:
Gross profit – gold mining operations (millions)	$64.6	$53.1	$159.2	$191.7
Ounces produced – including Olympias production from tailings retreatment	117,782	183,226	382,881	553,800
Cash operating costs (per ounce sold)	$566	$552	$593	$547
Total cash cost (per ounce sold) )	$607	$609	$640	$601

(1)	Tailings retreatment concluded at the end of the first quarter 2016.
(2)	Production data reflects Jinfeng sale on September 6, 2016.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

Kisladag

Operating Data	3 months ended September 30,		9 months ended September 30,
	2016	2015	2016	2015
Tonnes placed on pad	4,345,162	5,291,983	12,648,337	14,391,185
Average treated head grade - grams per tonne (g/t)	0.91	0.75	0.82	0.70
Gold (ounces)
- Produced	49,270	69,672	151,570	216,706
- Sold	49,247	69,514	151,868	216,497
Cash operating costs (per ounce sold)	$425	$548	$481	$553
Total cash costs (per ounce sold)	$441	$558	$498	$568
Financial Data (millions)
Gold revenues	$65.6	$78.2	$191.1	$255.6
Depreciation and depletion	$8.7	$12.9	$29.2	$34.4
Gross profit – gold mining operations	$35.1	$26.4	$86.1	$98.2
Sustaining capital expenditures	$7.9	$8.3	$21.1	$15.6

Gold production at Kisladag fell year on year as a result of longer leach cycles caused by higher leach pad lifts and lower grade ore placed on the leach pad earlier in 2016. The increase in average treated head grade in the second and third quarters has been reflected in a doubling of the daily gold adsorption rate from the beginning of September through mid-October. Kisladag is also installing extra carbon column sets during the fourth quarter to increase adsorption capacity. As a result the Company expects fourth quarter gold production to return to levels achieved in 2015. Cash operating costs per ounce decreased year on year due to the impact of higher gold grades, and reduced waste mining. Capital expenditures for the quarter included costs for capitalized waste stripping and sustaining construction activities.

Efemcukuru

Operating Data	3 months ended September 30,		9 months ended September 30,
	2016	2015	2016	2015
Tonnes milled	116,182	116,723	352,713	335,993
Average treated head grade - grams per tonne (g/t)	7.32	8.18	7.41	8.03
Average recovery rate	94.3%	93.5%	94.3%	93.7%
Gold (ounces)
- Produced	24,229	27,123	75,151	76,048
- Sold	24,493	26,399	74,478	73,250
Cash operating costs (per ounce sold)	$554	$472	$514	$507
Total cash costs (per ounce sold)	$578	$487	$533	$524
Financial Data (millions)
Gold revenues	$32.8	$29.0	$96.1	$85.2
Depreciation and depletion	$8.0	$7.5	$23.2	$21.8
Gross profit – gold mining operations	$10.7	$8.6	$33.2	$25.0
Sustaining capital expenditures	$4.7	$5.2	$17.2	$15.6

As anticipated, gold production for the quarter at Efemcukuru was 12% lower year on year due to lower average treated head grade. An increase in cash operating costs was mainly driven by lower head grades. Capital expenditures included underground development, mine equipment overhauls, and process and waste rock/tailings facilities construction projects.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

Tanjianshan

Operating Data	3 months ended September 30,		9 months ended September 30,
	2016	2015	2016	2015
Tonnes milled	207,439	272,314	748,727	803,805
Average treated head grade - grams per tonne (g/t)	1.95	3.28	1.93	3.38
Average recovery rate	79.2%	84.3%	78.9%	82.4%
Gold (ounces)
- Produced	10,401	29,055	38,354	80,755
- Sold	10,401	37,254	38,354	80,755
Cash operating costs (per ounce sold)	$797	$450	$829	$435
Total cash costs (per ounce sold)	$909	$612	$992	$602
Financial Data (millions)
Gold revenues	$13.9	$42.9	$48.3	$96.8
Depreciation and depletion	$0.0	$8.8	$1.3	$18.1
Gross profit – gold mining operations	$0.6	$11.3	$3.2	$30.1
Sustaining capital expenditures	$1.0	$5.0	$1.5	$13.8

Gold production at Tanjianshan during the quarter was lower year on year due to a decrease in tonnes mined from the Jinlonggou pit and supplemented by ore from low grade stockpiles. An unplanned mill shutdown due to repairs to a cracked mill shell also impacted quarterly production. Cash operating costs per ounce were higher year on year as a result of lower production.

Jinfeng

Operating Data	3 months ended September 30,		9 months ended September 30,
	2016	2015	2016	2015
Tonnes milled	199,112	339,300	766,697	990,744
Average treated head grade - grams per tonne (g/t)	3.55	4.09	3.32	4.13
Average recovery rate	83.4%	85.9%	83.2%	86.4%
Gold (ounces)
- Produced	19,907	38,028	68,195	112,948
- Sold	18,766	32,598	66,902	107,573
Cash operating costs (per ounce sold)	$639	$639	$705	$566
Total cash costs (per ounce sold)	$733	$719	$791	$651
Financial Data (millions)
Gold revenues	$25.2	$37.5	$84.3	$129.8
Depreciation and depletion	$0.0	$7.0	$8.8	$28.1
Gross profit – gold mining operations	$11.5	$7.1	$22.5	$31.6
Sustaining capital expenditures	$5.5	$2.2	$6.7	$8.6

Data in the table above for the current year reflects production through September 6, 2016, the date of sale of the Company’s interest in Jinfeng.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

White Mountain

Operating Data	3 months ended September 30,		9 months ended September 30,
	2016	2015	2016	2015
Tonnes milled	216,783	214,025	621,867	631,385
Average treated head grade - grams per tonne (g/t)	2.47	2.85	2.75	3.12
Average recovery rate	85.5%	86.1%	86.1%	87.3%
Gold (ounces)
- Produced	13,975	16,359	46,837	55,925
- Sold	13,975	16,359	46,837	55,925
Cash operating costs (per ounce sold)	$811	$761	$725	$699
Total cash costs (per ounce sold)	$851	$799	$765	$738
Financial Data (millions)
Gold revenues	$18.6	$18.6	$58.9	$67.1
Depreciation and depletion	$0.0	$5.8	$8.8	$19.0
Gross profit – gold mining operations	$6.7	($0.3)	$14.3	$6.8
Sustaining capital expenditures	$1.4	$5.3	$7.5	$9.5

Gold production at White Mountain during the quarter was lower year over year due to lower average treated head grade and reduced average recovery rates. Cash operating costs per ounce were higher driven by lower gold production. Capital expenditures for the quarter included underground development, tailings dam lift construction, and sustaining capital projects within the processing plant.

Stratoni

Operating Data	3 months ended September 30,		9 months ended September 30,
	2016	2015	2016	2015
Tonnes ore mined (wet)	53,228	24,477	138,934	122,207
Tonnes ore processed (dry)	51,403	20,989	133,873	111,435
Pb grade (%)	5.93%	6.09%	6.22%	6.53%
Zn grade (%)	10.65%	9.52%	9.90%	9.45%
Ag grade (g/t)	156	162	164	174
Tonnes of concentrate produced	13,936	5,281	34,676	28,498
Tonnes of concentrate sold	16,667	5,599	31,527	32,495
Average realized concentrate price (per tonne)	$1,007	$757	$888	$825
Cash costs (per tonne of concentrate sold)	$797	$997	$826	$815
Financial Data (millions)
Revenues	$16.8	$4.2	$28.0	$26.8
Depreciation and depletion	$0	$1.2	$0	$6.2
Gross profit – mining operations	$3.5	($4.1)	$1.5	($7.4)
Sustaining capital expenditures	$0.0	$0.5	$2.0	$1.8

Mine production at Stratoni increased year on year. Third quarter 2015 operations were suspended for five weeks, due to permitting issues which were resolved later in the quarter.

Vila Nova

Vila Nova continued on care and maintenance during the quarter.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

Gold Projects Update

TURKEY

Kisladag Expansion

Work is expected to commence in the fourth quarter.

GREECE

Olympias

During the quarter, 90% of the internal steelwork for the Phase II crusher building was erected. Installation was focused on the crushers, chutes, screens and the control room. Work completed inside the main production building included: the erection of steelwork, and the placement of tanks, pumps and other equipment onto their foundations. The first flotation tanks were lifted into place, the ball mill foundation was completed, and all other concrete pertaining to the process plant was completed in the quarter. The regrind and thickening areas have also progressed well and are nearly complete. Total capital expenditure for the quarter was $41.7 million, including $18.9 million on the Phase II mill construction, $13.9 million on mine development and other surface capital works, and $8.9 million on Kokkinolakas dam construction.

Skouries

Work progressed during the quarter with earthworks, building erection and site clearing all progressing. Targeted work during the quarter included: road and stockpile dome embankments; excavation work; and piling of production building column foundations and tailings thickener area retaining wall. Basic engineering was also underway for the integrated waste management facility. Total capital expenditure for the quarter was $13.2 million.

Perama Hill

No project development activities took place during the quarter and the project remained on care and maintenance.

ROMANIA

Certej

Engineering optimization work during the quarter focused on the metallurgical process, water and waste management and site infrastructure to support ongoing permitting activities. Development continued onsite with quarry operation, aggregate production and onsite road and water management construction. Offsite infrastructure work continued on upgrading the main waterline and advancing permitting of the access road and power supply. A total of $4.0 million was spent at Certej during the quarter, including land acquisition.

BRAZIL

Tocantinzinho

Engineering to support ongoing permitting activities advanced during the quarter, including design of the power line, access road, mine and waste management. Tenders for the basic engineering of the process facilities were received and assessed. Site activity during the quarter included geotechnical drilling at the plant and infrastructure areas, maintenance work on the access road and an increase in security facilities. Capital costs incurred at Tocantinzinho during the quarter totalled $2.8 million.

CHINA

Eastern Dragon

During the quarter, Eastern Dragon remained on care and maintenance as the Company continued to advance the permitting process. The Mining License application has been accepted by the Ministry of Land and Resources. Work continued on forestry and land permit submittal, with submission expected during the fourth quarter.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

Exploration Update

During the quarter 14,470 metres of exploration drilling were completed at the Company’s operations and exploration projects. Year-to-date exploration expenditures total $16.6 million.

Greece

In Greece, exploration activities focused on the Stratoni corridor. Development of the hanging wall exploration crosscut and drift at Mavres Petres began in July and advanced 105 metres during the quarter. The first hanging wall drill stations are estimated to be completed late in the fourth quarter, with exploration drilling expected to commence thereafter.

Romania

In August, the Company was granted the exploration license for the Bolcana porphyry project in the Certej district. Permitting for fourth quarter drilling is underway. Drilling during the third quarter at the nearby Sacaramb project tested the southerly extensions to historically mined veins in the southern part of the deposit.

Turkey

In Turkey, reconnaissance level exploration continued, focused mainly on tertiary volcanic centers in the western part of the country.

Brazil

In Brazil, Eldorado signed option agreements with Votorantim Metais covering in excess of 3,750 square kilometres of licenses and license applications in Minas Gerais and Pernambuco states. The agreement provides Eldorado the ability to earn up to 70% of any of the licenses on delivery of a bankable feasibility study. Drilling commenced late in the quarter on the licenses at the Vulture showing in Pernambuco state.

China

In China, exploration drilling continued at both the White Mountain and Tanjianshan operations. At White Mountain, underground drilling tested step outs of the North and Far North zones, and surface drill holes targeted potential southwest extensions to the deposit. At Tanjianshan, drilling was conducted at the Xijingou deposit.

Serbia

The Company continued drilling at the KMC skarn project in Serbia. The first hole completed at the Shanac target intersected 298 metres grading 0.78 grams per tonne gold and 0.14 % copper within magnetite-bearing skarn. Drilling will continue through most of the fourth quarter at both the Shanac and Copper Canyon/Gradina zones.

Quarterly Results

Millions (except per share amounts)

	2016	2016	2016	2015	2015	2015	2015	2014
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Total revenues	$174.0	$171.5	$164.1	$199.3	$211.5	$214.2	$238.3	$259.0
Profit (loss)(1)	$20.7	($329.9)	($2.5)	($1,238.0)	($96.1)	($198.6)	($8.2)	$13.9
Earnings (loss) per share(1)
- basic	$0.03	($0.46)	($0.00)	($1.73)	($0.13)	($0.28)	($0.01)	$0.02
- diluted	$0.03	($0.46)	($0.00)	($1.73)	($0.13)	($0.28)	($0.01)	$0.02

(1) Attributable to shareholders of the Company

9

MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

The second quarter of 2016 was affected by the impairment of the Company’s Chinese assets. Quarterly profit for the fourth and second quarters of 2015 were also affected by impairments of goodwill and property, plant and equipment related to Skouries, Stratoni, Tanjianshan and Certej.

Non-IFRS Measures

Throughout this document, we have provided measures prepared in accordance with IFRS, as well as some non-IFRS performance measures as additional information for investors who also use them to evaluate our performance. Since there is no standard method for calculating non-IFRS measures, they are not a reliable way to compare us against other companies. Non-IFRS measures should be used along with other performance measures prepared in accordance with IFRS. We have defined our non-IFRS measures below and reconciled them with the IFRS measures we report.

Cash operating costs and total cash costs

The table below reconciles cash operating costs from our gold mining operations to production costs. We calculate costs according to the Gold Institute Standard. Total cash cost is the sum of cash operating cost, royalty expense and production tax expense.

Reconciliation of cash operating costs to production costs for continuing operations
Millions (except for gold ounces sold and cost per ounce sold)	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Production costs (from consolidated income statement)	$50.5	$58.3	$144.6	$192.2
Vila Nova and Stratoni production costs	13.6	5.6	26.5	28.1
Production costs – excluding Vila Nova and Stratoni	$36.9	$52.7	$118.1	$164.1
By-product credits and other adjustments	(1.1)	(1.0)	(2.8)	(2.8)
Total cash cost	$35.8	$51.7	$115.3	$161.3
Royalty expense and production taxes	(1.3)	(1.2)	(3.9)	(4.3)
Cash operating cost	$34.5	$50.5	$111.4	$157.0
Gold ounces sold	73,740	95,913	226,346	289,747
Total cash cost per ounce sold	$486	$539	$509	$557
Cash operating cost per ounce sold	$468	$527	$492	$542

Reconciliation of cash operating costs to production costs including discontinued operations
Millions (except for gold ounces sold and cost per ounce sold)	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Production costs – excluding Vila Nova and Stratoni	$36.9	$117.7	$118.1	$352.6
Production costs – discontinued operations (note 5)	35.2	59.5	127.1	160.4
Production costs – including discontinued operations	$72.1	$112.1	$245.3	$324.5
By-product credits and other adjustments	(1.1)	(1.1)	(3.1)	(3.3)
Total cash cost – including discontinued operations	$71.0	$111.0	$242.2	$321.2
Royalty expense and production taxes	(4.8)	(10.4)	(17.8)	(29.1)
Cash operating cost – including discontinued operations	$66.2	$100.6	$224.4	$292.1
Gold ounces sold – including discontinued operations	116,882	182,124	378,439	534,000
Total cash cost per ounce sold – including discontinued operations	$607	$609	$640	$601
Cash operating cost per ounce sold – including discontinued operations	$566	$552	$593	$547

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

All-in sustaining cash costs

All-in sustaining costs are calculated by taking total cash costs and adding sustaining capital expenditures, corporate administrative expenses, exploration and evaluation costs, and reclamation cost accretion. Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and exclude all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. The Company reports this measure on a gold ounces sold basis.

Calculation of all-in sustaining cash costs for continuing operations	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Millions (except for gold ounces sold and all-in sustaining cash cost per ounce sold)
Total cash cost – continuing operations	$35.8	$51.7	$115.3	$161.3
Sustaining capital spending at operating gold mines	12.6	13.5	38.3	31.2
Exploration spending at operating gold mines	0.1	1.4	0.7	1.6
General and administrative expenses	8.7	8.9	30.5	33.9
All-in sustaining cash costs	$57.3	$75.5	$184.8	$228.0
Gold ounces sold – continuing operations	73,740	95,913	226,346	289,747
All-in sustaining cash cost per ounce sold – continuing operations	$777	$787	$816	$787

Calculation of all-in sustaining cash costs including discontinued operations	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Millions (except for gold ounces sold and all-in sustaining cash cost per ounce sold)
Total cash cost – including discontinued operations	$71.0	$111.0	$242.2	$321.2
Sustaining capital spending at operating gold mines	20.5	26.0	54.0	63.1
Exploration spending at operating gold mines	1.3	2.6	3.9	6.0
General and administrative expenses	11.2	12.6	42.0	47.3
All-in sustaining cash costs – including discontinued operations	$104.0	$152.2	$342.1	$437.6
Gold ounces sold – including discontinued operations	116,882	182,214	378,439	534,000
All-in sustaining cash cost per ounce sold – including discontinued operations	$890	$835	$904	$819

Cash flow from mining operations before changes in non-cash working capital

We use cash flow from mining operations before changes in non-cash working capital to supplement our consolidated financial statements, and calculate it by not including the period to period movement of non-cash working capital items, like accounts receivable, advances and deposits, inventory, accounts payable and accrued liabilities.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

Adjusted net earnings

The Company has included non-IFRS performance measures, adjusted net earnings and adjusted net earnings per share, throughout this document. Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments and foreign exchange impacts on deferred income tax as well as significant non-cash, non-recurring items.

The Company excludes these items from net earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The following table provides a reconciliation of adjusted net earnings to the consolidated financial statements for the quarters highlighted.

Reconciliation of adjusted net earnings to consolidated net earnings (loss) Millions (except for weighted average shares and earnings per share)	Q3 2016	Q3 2015	YTD 2016	YTD 2015
Net (loss) earnings attributable to shareholders	$20.7	($96.1)	($311.6)	($302.9)
Loss on re-measurement to fair value less costs to sell	4.4	0.0	343.5	0.0
Impairment loss on property, plant and equipment, net of tax	0.0	0.0	0.0	214.1
Write-down of assets net of tax	(0.1)	0.0	0.5	0.0
Loss on disposal of assets	0.2	0.0	0.4	0.0
Losses (gains) on available-for-sale securities	0.0	0.0	4.9	0.0
Impact of change in Greek income tax rate	0.0	63.5	0.0	63.5
Deferred tax recovery from other comprehensive income gain	0.3	0.0	(2.9)	0.0
Transaction costs related to sale of Chinese assets	3.6	0.6	8.0	1.9
Unrealized losses (gains) on foreign exchange translation of deferred income tax balances	4.4	20.9	1.8	42.6
Inventory writedown	0.0	0.0	0.0	0.0
Other asset write-downs	0.0	7.1	0.0	13.3
Total adjusted net earnings (loss)	$33.5	($4.0)	$44.6	$32.5
Weighted average shares outstanding	716,587	716,587	716,587	716,585
Adjusted net earnings ($/share)	$0.05	($0.01)	$0.06	$0.05

Gross profit from gold mining operations

Gross profit from gold mining operations represents gross revenues (including by-product revenues) from gold mining operations less production costs and depreciation, depletion and amortization related to those operations.

Financial Condition and Liquidity

Operating activities

Operating activities from continuing operations before changes in non-cash working capital generated $40.5 million in cash, compared to $16.2 million in 2015. Net cash used by operating activities of discontinued operations was $19.9 million as compared to net cash provided by operating activities of discontinued operations in 2015 of $30.5 million.

Investing activities

The sale of Jinfeng generated proceeds of $295.9 million, net of taxes and other closing adjustments. The Company invested $85.6 million in capital expenditures in continuing operations this quarter. Mine evaluation and development totalled $62.9 million while sustaining capital spending at our producing mines totalled $12.6 million. A total of $10.0 million in bond interest was also charged to capital projects. The remaining $0.1 million related to fixed assets for our corporate offices. Net cash used by investing activities of discontinued operations was $9.2 million (2015 - $15.2 million) related to sustaining capital expenditures and capitalized evaluation expenditures.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

Capital resources

(Millions)	At end Q3 2016	YE 2015
Cash, cash equivalents and term deposits(1)	$412.4	$292.6
Working capital	$1,111.7	$335.4
Debt	$601.0	$589.4
(1)	Including cash from discontinued operations.

Management believes that the working capital at September 30, 2016, together with future cash flows from operations and, where appropriate, selected financing sources, including available credit lines, are sufficient to support our planned and foreseeable commitments, and dividends, if declared, in 2016 and beyond.

Contractual obligations

(Millions)	Within 1 year	2 to 3 years	3 to 4 years	Over 5 years	Total
Debt	10.0	-	600.0	-	610.0
Capital leases	0.2	0.8	-	-	1.0
Operating leases	5.5	6.8	6.4	5.8	24.5
Purchase obligations	51.7	4.7	-	-	56.4
Totals	67.4	12.3	606.4	5.8	691.9

The above table does not include interest on debt.

As at September 30, 2016, Hellas Gold had entered into off-take agreements pursuant to which Hellas Gold agreed to sell a total of 8,370 dry metric tonnes of zinc concentrates and 2,790 dry metric tonnes of lead/silver concentrates through the financial year ending December 31, 2016. The 18,000 dry metric tonnes of gold concentrate that remained to be delivered in 2016 have been deferred to 2017, when the new Olympias Concentrator will be operative.

In April 2007, Hellas agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the payable silver contained in lead concentrate produced within an area of approximately seven square kilometres around Stratoni. The sale was made in consideration of a prepayment to Hellas of $57.5 million in cash, plus a fixed price per ounce of payable silver to be delivered of the lesser of $3.90 and the prevailing market price per ounce, adjusted higher every April by 1%. For the period September 2016 through December 2016, this amount is equal to $4.18 per ounce. In October 2015 the agreement with Silver Wheaton was amended to provide an increase in the price per ounce of payable silver to be delivered to Hellas based on Hellas achieving certain exploration drilling milestones.

In May 2013, the Company, in connection with Hellas Gold, entered into a Letter of Guarantee in favour of the Greek Ministry of Environment, Energy and Climate Change, in the amount of EUR50.0 million, as security for the due and proper performance of rehabilitation works committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines (Stratoni, Olympias and Skouries). The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

As at September 30, 2016, Tuprag Metal Madencilik Sanayi Ve Ticaret A.S. (“Tuprag”) had entered into off-take agreements pursuant to which Tuprag agreed to sell a total of 9,900 dry metric tonnes of gold concentrate through the financial year ending December 31, 2016.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

Debt

Significant changes in our debt from that disclosed in our December 31, 2015 annual MD&A and consolidated financial statements are as follows:

Revolving credit facility

In November 2012, the Company entered into a $375.0 million revolving credit facility with a syndicate of banks (“the credit facility”). The credit facility was to mature on November 23, 2016.

In June 2016, the Company amended and restated the existing revolving credit agreement (“the amended and restated credit agreement” or “ARCA”) to $250.0 million with the option to increase by an additional $100.0 million through an accordion feature. The maturity date was also extended to June 13, 2020. The ARCA continues to be secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company.

The ARCA contains covenants that restrict, among other things, the ability of the Company to incur aggregate unsecured indebtedness exceeding $850.0 million, incur secured indebtedness exceeding $200.0 million and permitted unsecured indebtedness exceeding $150.0 million. The ARCA also contains restrictions for making distributions in certain circumstances, selling material assets (other than the permitted disposition of the China Business) and conducting business other than that which relates to the mining industry. Significant financial covenants include a maximum Net Debt to Earnings before Interest, Taxes, Depreciation and Amortization (“EBITDA”) of 3.5:1 and a minimum EBITDA to Interest of 3:1. The Company is in compliance with these covenants at September 30, 2016.

Loan interest is variable dependent on a Net Leverage ratio pricing grid. The Company’s current net leverage ratio is approximately 1.0:1. At this ratio, interest charges and fees are as follows: LIBOR plus margin of 2.25% and undrawn standby fee of 0.60%. Fees of $2.0 million were paid on the amendment dated June 2016. This amount has been deferred as prepayment for liquidity services and will be amortized over the term of the credit facility.

As of September 30, 2016, the Company had $10.0 million drawn against the facility. This amount was repaid on October 6, 2016.

Senior notes

The fair market value of the notes as at September 30, 2016 is $607.9 million.

Entrusted loan

As at September 30, 2016, RMB 697.4 million ($104.5 million) had been drawn under the entrusted loan. The loan has been recorded on a net settlement basis.

Equity

Common shares outstanding - as of September 30, 2016 - as of October 27, 2016	716,587,134 716,587,134
Share purchase options - as of October 27, 2016 (Weighted average exercise price per share: $10.11 Cdn)	30,469,572
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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

Other Information

New accounting developments

The following standard has been published and is mandatory for Eldorado's annual accounting periods no earlier than January 1, 2018:

•	IFRS 2 ‘Share-Based Payments’ – In June 2016, the IASB issued final amendments to this standard. IFRS 2 clarifies the classification and measurement of share-based payment transactions. These amendments deal with variations in the final settlement arrangements including: (a) accounting for cash-settled share-based payment transactions that include a performance condition, (b) classification of share-based payment transactions with net settlement features, and (c) accounting for modifications of share-based payment transactions from cash-settled to equity. IFRS 2 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

•	IFRS 9 ‘Financial Instruments’ – This standard was published in July 2015 and replaces the existing guidance in IAS 39, ‘Financial Instruments: Recognition and Measurement’. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 39. IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

•	IFRS 15 ‘Revenue from Contracts with Customers’ – This standard contains a single model that applies to contracts with customers and two approaches to recognising revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. This standard is effective for annual reporting periods beginning on or after January 1, 2018, with early adoption permitted. The Company does not expect this standard to have a material impact on its financial statements.

•	IFRS 16 ‘Leases’ – This standard was published in January 2016 and replaces the existing guidance in IAS 17, ‘Leases’. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17. IFRS 16 is effective for annual reporting periods beginning on or after January 1, 2019, with early adoption permitted. The Company is currently evaluating the extent of the impact of the adoption of this standard.

There are other new standards, amendments to standards and interpretations that have been published and are not yet effective. The Company believes they will have no material impact on its consolidated financial statements.

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MANAGEMENT’S DISCUSSION AND ANALYSIS for the three and nine-month periods ended September 30, 2016

Internal controls over financial reporting

Eldorado’s management is responsible for establishing and maintaining adequate internal control over financial reporting. Any system of internal control over financial reporting, no matter how well designed, has inherent limitations. As a result, even those systems determined to be effective can only provide reasonable assurance regarding the preparation and presentation of our financial statements. There have been no changes in our internal control over financial reporting in the third quarter of 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Qualified Person

Except as otherwise noted, Paul Skayman, P. Eng., our Chief Operating Officer, is the Qualified Person under NI 43-101 responsible for preparing and supervising the preparation of the scientific or technical information contained in this MD&A and verifying the technical data disclosed in this document relating to our operating mines and development projects.

Forward-looking information and risks

This MD&A includes statements and information about what we expect to happen in the future. When we discuss our strategy, plans and future financial and operating performance, or other things that have not yet happened in this review, we are making statements considered to be forward-looking information or forward-looking statements under Canadian and United States securities laws. We refer to them in this document as forward-looking information.

Key things to understand about the forward-looking information in this document:

•	It typically includes words and phrases about the future, such as: plan, expect, forecast, intend, anticipate, believe, estimate, budget, scheduled, may, could, would, might, will, as well as the negative of these words and phrases.
•	Although it represents our current views, which we consider to be reasonable, we can give no assurance that the forward-looking information will prove to be accurate.
•	It is based on a number of assumptions, including things like the future price of gold, anticipated costs and spending, and our ability to achieve our goals.
•	It is also subject to the risks associated with our business, including
•	the changing price of gold and currencies and the impact of any hedging activities,
•	actual and estimated production and cost of production,
•	discrepancies between actual and estimated mineral reserves and resources,
•	the speculative nature of gold exploration,
•	risks associated with mining operations and development,
•	regulatory, title, permitting and licensing risks,
•	acquisition risks, and
•	other risks that are set out in our Annual Information Form.

If our assumptions prove to be incorrect or the risks materialize, our actual results and events may vary materially from what we currently expect.

Forward-looking information is designed to help you understand management’s current views of our near and longer term prospects, and it may not be appropriate for other purposes. We will not necessarily update this information unless we are required to by securities laws.

The Company’s operations are subject to a number of risks and other uncertainties, including risks related to the Company’s foreign operations, government, environmental and other regulations and operating costs. Occurrence of various factors and uncertainties of risk cannot be accurately predicted and could cause actual results to differ significantly from our current expectations and result in a material adverse effect on the Company’s operations or profitability. A comprehensive discussion of the Company’s risks and uncertainties is set out in our Annual Information Form dated March 30, 2016. By this reference we hereby incorporate this discussion as a part of this MD&A. The reader is directed to carefully review this discussion for a proper understanding of these risks and uncertainties.

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